

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Albert L. Reese Jr.
Chief Financial Officer
ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 200
Houston, Texas 77027

> **Re:** **ATP Oil & Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 1-32647**

Dear Mr. Reese:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director